UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

            Piezo Instruments, Inc. dba Omni Medical Holdings, Inc.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE.
                         (Title of Class of Securities)

                                  68214H101
                                (CUSIP Number)

                           Warren Shy
                          PO Box 1301
                      Spearfish, SD 57783
                                (605) 644-1161
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                               September 5, 2003
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 68214H101

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warren B. Shy
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)  X
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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Stock Exchange)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            1,269,265

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        1,269,265

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            1,269,265

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%

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      14.   TYPE OF REPORTING PERSON

            IN
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*  The  reporting  person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person or LHM Trading.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Piezo Instruments, Inc., dba Omni Medical Holdings, Inc., a Utah corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 1107 Mt. Rushmore Road, Suite 2, Rapid City, South Dakota 57701.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by Warren Shy.

(b)  The residence of Warren Shy is PO Box 1301, Spearfish, SD 57783.

(c)

(d) During the last five years, Warren B. Shy has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Warren B. Shy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Warren B. Shy is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Stock exchange pursuant to a reorganization.

ITEM  4.  PURPOSE OF TRANSACTION.

     Reorganization between Omni Medical of Nevada, Inc., a Nevada corporation ("Omni") and Piezo Instruments, Inc., a Utah corporation ("Piezo"), whereby Piezo agreed to acquire 100% of the issued and outstanding shares of common stock of Omni.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 14,349,958 shares of Common Stock outstanding as of February 13, 2004. Warren B. Shy is the beneficial owner of 1,269,265 shares of Common Stock, which represents approximately 8.8% of the outstanding shares of the Company's Common Stock.

(b) Warren B. Shy has the sole power to direct the vote of the 1,269,265 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Warren B Shy.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Warren B. Shy and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/15/04

/s/ Warren B. Shy
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Warren B. Shy